CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to a Domestic Equity Index Basket

Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An equally weighted domestic equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”) and the Russell 2000® Index (Bloomberg symbol: “RTY”).
Payout Profile at Maturity	• 1.5-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of the principal amount at risk
Participation Rate:	150%
Capped Value	[$11.95 to $12.35] per unit, a [19.50% to 23.50%] return over the principal amount, to be determined on the pricing date.
Threshold Value	100% of the Starting Value
Starting Value	The lowest value of the Market Measure on any of the ten Starting Value Determination Dates.
Starting Value Determination Dates	On or about October , 2026, October , 2026, October , 2026, October , 2026, November , 2026, November , 2026, November , 2026, November , 2026, December , 2026 and December , 2026, occurring weekly beginning on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465926111295/tm2624546d420_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

<u>**Risk Factors**</u>

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- The Starting Value will be determined after the pricing date of the notes.
- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
- Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Component.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- The notes are subject to risks associated with small-size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-60%
-45%
-30%
-15%
0%
15%
30%
45%
60%
Return of the Market Measure
Return on the Notes

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$10.00	0.00%
2.00%	$10.30	3.00%
5.00%	$10.75	7.50%
14.34%	$12.15(2)	21.50%
20.00%	$12.15	21.50%
50.00%	$12.15	21.50%
100.00%	$12.15	21.50%

(1) This hypothetical percentage change corresponds to the Threshold Value.

(2) The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.